UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

__________________________________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Years Ended April 30, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the Daktronics, Inc. 401(k) Plan,

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan as of April 30, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Daktronics, Inc. 401(k) Plan at April 30, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2017, has been subjected to audit procedures performed in conjunction with the audit of Daktronics, Inc. 401(k) Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
August 18, 2017

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2017 AND 2016

	Year Ended
	April 30, 2017	April 30, 2016
ASSETS
Participant directed investments at fair value	$119,701,300	$99,669,839

Receivables:
Notes receivable from participants	1,892,455	1,865,369
Participants contributions	283,908	252,855
Employer contributions	684,706	633,632
Accrued interest	6,385	5,525
	2,867,454	2,757,381
TOTAL ASSETS	122,568,754	102,427,220

LIABILITIES
Accrued administration expenses	43,162	43,113
Excess contributions payable	9,120	14,990
TOTAL LIABILITIES	52,282	58,103

NET ASSETS AVAILABLE FOR BENEFITS	$122,516,472	$102,369,117

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2017 AND 2016

	Year Ended
	April 30, 2017	April 30, 2016
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$13,512,042	$(6,859,324)
Interest and dividends	1,772,856	1,891,801
	15,284,898	(4,967,523)
Contributions:
Participants	6,868,409	6,692,364
Employer	2,445,918	2,375,640
	9,314,327	9,068,004
Total additions	24,599,225	4,100,481

Deductions from net assets attributed to:
Benefits paid to participants	4,308,773	2,307,012
Administrative expenses	143,097	141,539
Total deductions	4,451,870	2,448,551
Net increase in net assets available for benefits	20,147,355	1,651,930

Net assets available for benefits:
Beginning of year	102,369,117	100,717,187
End of year	$122,516,472	$102,369,117

See notes to financial statements

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Daktronics, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan providing benefits for substantially all United States based employees of both Daktronics, Inc. (the "Plan Sponsor") and its subsidiaries (collectively referred to as the “Company”) if such employees have attained 21 years of age and completed applicable service requirements.  The service requirements are three months in the case of both salary deferrals and employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is an employee stock ownership plan under the Internal Revenue Code of 1986 (the "Code").  The employee stock ownership plan provisions are specific to the investments in the Daktronics, Inc. common stock fund.  This provides for, among other things, the right to vote shares of Daktronics, Inc. common stock, the right to elect dividends related to Daktronics, Inc. common stock to be passed through and distributed to participants, and the right to receive certain distributions in the form of Daktronics, Inc. common stock.

Administration:  The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participants' contributions: Participants may elect to have the Company contribute a percentage of their eligible compensation not to exceed the maximum amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions:  For fiscal 2017 and fiscal 2016, the Company matched 50 percent of the first six percent of the employee’s eligible pay.  Matching contributions are invested in Daktronics, Inc. common stock and become participant-directed immediately. No additional discretionary contributions were made by the Company for the years ended April 30, 2017 and 2016.

Participants' accounts:  Each participant’s account is credited with the participant’s contributions and the Company's matching contributions, is allocated the Plan's earnings and losses, and is charged with an allocation of administrative expenses.  Allocations of administrative expenses are based on participants' earnings or account balances, as defined in the Plan’s provisions.  The participant is entitled to the benefit provided from the participant's vested account.

Vesting:  Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon.  The remainder of their accounts are vested according to the number of years of continuous service.  Participants’ accounts vest at the rate of 20 percent per year and become fully vested after five years of credited service.  Employees based in the United States hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former employer for purposes of determining eligibility, vesting and contribution allocations for the Plan.

Payment of benefits:  Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment.  The amount of distribution under the Plan is equal to the participant’s vested account balance.  If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Benefits are recorded when paid.

Investment fund information:  Participants may individually direct employee contributions into various mutual funds, common collective trusts, money market mutual funds and Daktronics, Inc. common stock. Participants may change their investment options daily.

Notes receivable from participants:  Participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested account balance.  Loan transactions are transfers between the investment funds and the participant notes fund.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest are paid ratably no less than biweekly through payroll deductions. Loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on participant loans is recorded when it is earned. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess contributions refundable:  At April 30, 2017 and 2016, $9,121 and $14,990, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRS.

Forfeited accounts:  During the years ended April 30, 2017 and 2016, respectively, forfeitures of the non-vested account balances of terminated participants of $18,483 and $8,601 were used to reduce employer contributions.

Administrative expenses:  Administrative expenses, consisting of investment management service fees, legal fees, and audit fees, are paid by the Plan using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:  The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts in the financial statements, accompanying notes and supplemental schedule.  Actual results may differ from those estimates.

Investment valuation and income recognition:  The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts, which are valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes that Plan's gains and losses on investments bought and sold as well as held during the year.

NOTE 3. FAIR VALUE MEASUREMENT

ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between the following three levels of inputs which may be utilized when measuring fair value.

Level 1– Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 for the assets or liabilities, either directly or indirectly (for example, quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated input).

Level 3 – Unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities.

The following tables present the Plan’s assets valued at fair value as of April 30, 2017 and 2016 by level within the fair value hierarchy:

	Assets at Fair Value as of April 30, 2017
	Level 1	Level 2	Total
Daktronics, Inc.* common stock	$25,580,024	$—	$25,580,024
Mutual funds:
Equity	62,445,672	—	62,445,672
Fixed income	4,016,063	—	4,016,063
Balanced	8,519,584	—	8,519,584
Money market mutual fund*	—	1,248,119	1,248,119
	$100,561,343	$1,248,119	$101,809,462
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*:
Wells Fargo Stable Return Fund*			5,397,576
Wells Fargo/Blackrock S&P 500 Index*			4,979,298
Wells Fargo Target Funds*			7,514,964
Total Investments at Fair Value			$119,701,300

	Assets at Fair Value as of April 30, 2016
	Level 1	Level 2	Total
Daktronics, Inc.* common stock	$23,720,777	$—	$23,720,777
Mutual funds:
Equity	52,369,270	—	52,369,270
Fixed income	4,285,904	—	4,285,904
Balanced	10,177,881	—	10,177,881
Money market mutual fund*	—	716,830	716,830
	$90,553,832	$716,830	$91,270,662
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*:
Wells Fargo Stable Return Fund*			4,523,513
Wells Fargo/Blackrock S&P 500 Index*			3,875,664
Total Investments at Fair Value			$99,669,839
*Indicates a party-in-interest to the Plan.
**Certain investments that are measured at fair value using the net asset per share as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

The following is a description of the valuation techniques and inputs used for each major class of investment measured at fair value by the Plan:

Daktronics, Inc. common stock:  The fair values are the quoted market prices of the active market on which the individual securities are traded.

Mutual funds: Mutual funds are valued at the closing price reported on the active market on which the individual funds are traded.

Money market mutual fund: The money market mutual fund invests in the Wells Fargo Short-Term Investment Fund S. Valuation of this fund's units occurs daily. Unit values are determined by dividing the value of the fund's net assets by the total number of participants' units outstanding on the valuation date. The Wells Fargo Short Term Investment Fund S seeks to maintain a constant net asset value of $1 per unit; however, there can be no guarantee that this fund will meet this goal.

Common collective trusts:  The common collective trust investments are valued at NAV. The individual holdings in the funds are publicly traded on major market exchanges, and their end of day price and total shares held are used to determine each fund’s total market value. None of these funds have a finite life or unfunded commitments related to this type of investment. The Wells Fargo/Blackrock S&P 500

Index Fund is an index fund that invests in the equity securities of companies that compose the Standard & Poor's 500 Index, and allows for daily liquidity with no additional days’ notice required for redemption. The Wells Fargo Stable Return Fund seeks to provide investors with a moderate level of stable income without principal volatility, and allows for redemption following a 12-month notice period. The Wells Fargo Target Date Funds seek total return over time, consistent with its strategic target date allocation. Each Target Date Fund will pursue its objective through investment in a combination of underlying collective investments funds. Purchases and redemptions of units from each Target Date Fund are based on unit values as of the valuation date. Purchase and redemptions of units may occur on a daily basis.

NOTE 4. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of April 30, 2017 and 2016:

	April 30, 2017	April 30, 2016
Net assets available for benefits per the financial statements	$122,516,472	$102,369,117
Deemed loan activity	(5,724)	(5,724)
Net assets available for benefits per Form 5500	$122,510,748	$102,363,393

Deemed distributions of participant loans are recorded on the Form 5500 upon default by the participants; such amounts continue to be reported as participant loans in the financial statements until the participants' termination and actual distribution from the Plan.

NOTE 5. PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  The Plan Sponsor has not expressed any intent to terminate the Plan.  If the Plan is terminated, participants will become 100 percent vested in their accounts.

NOTE 6. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 8, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  Daktronics, Inc. common stock is included in investment accounts and represents approximately 20.9 percent and 23.2 percent of the net assets available for Plan benefits at April 30, 2017 and 2016, respectively. Fluctuations in the price of Daktronics, Inc. common stock may continue to materially affect the participants’ account balances and the net assets available for Plan benefits as a whole.

NOTE 8. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in mutual funds, common/collective trusts, and a money market security fund that are administered or managed by Wells Fargo Bank, N.A., the Plan’s trustee.  In addition, the Plan allows for loans to participants and investment in the common stock of Daktronics, Inc.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.  As of April 30, 2017 and 2016, the Plan owned 2,704,261 and 2,727,112 shares of common stock of Daktronics, Inc., respectively. As of April 20, 2017 and 2016, the Plan received 861,218 and 1,039,293 of dividends from the Daktronics stock.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2017

Identity of Issue, Borrower,		Current Value
Lessor, or Similar Party	Shares
Common Stock:
Daktronics, Inc.* common stock	2,704,261	$25,580,024
Common Collective Trusts:
Wells Fargo Stable Return Fund*	511,091	5,397,576
Wells Fargo/Blackrock S&P 500 Index Fund*	263,906	4,979,298
Wells Fargo Target Today CIT F*	13,913	174,056
Wells Fargo Target 2010 CIT F*	2,891	37,785
Wells Fargo Target 2015 CIT F*	1,690	23,138
Wells Fargo Target 2020 CIT F*	22,160	323,986
Wells Fargo Target 2025 CIT F*	38,796	611,811
Wells Fargo Target 2030 CIT F*	44,213	742,780
Wells Fargo Target 2035 CIT F*	62,020	1,116,979
Wells Fargo Target 2040 CIT F*	50,559	947,978
Wells Fargo Target 2045 CIT F*	61,420	1,184,180
Wells Fargo Target 2050 CIT F*	71,712	1,391,935
Wells Fargo Target 2055 CIT F*	60,001	928,811
Wells Fargo Target 2060 CIT F*	2,692	31,525
		17,891,838
Mutual Funds:
Pimco Total Return Fund	394,505	4,016,063
Euro Pacific Growth Fund	168,559	8,566,159
Investment Company of America Fund	303,148	11,649,996
MFS Total Return Fund	456,325	8,519,584
T Rowe Price Mid-Cap Growth Fund	108,962	9,047,115
T Rowe Price Small-Cap Stock	174,328	8,223,042
JP Morgan Large-Cap Growth	309,925	11,417,603
Vanguard Mid-Cap Index	15,638	2,728,463
Vanguard Small-Cap Index	40,872	2,632,589
John Hancock III- DISCPL V-R6 6001	77,109	1,556,053
John Hancock III- DISCPL V-R6 6001	297,470	6,624,651
		74,981,318
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*	1,248,119	1,248,119
Participant loans (with interest rates ranging from 3.25% to 8.25%, maturing through September 2025)*		1,892,455
		$121,593,754
*Indicates a party-in-interest to the Plan.

 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer of Daktronics, Inc.)

August 18, 2017